Exhibit 11.1

Redwood Trust, Inc.
Computation of Per Share Earnings

	Three Months	Three Months
	Ended	Ended
	March 31, 2002	March 31, 2001

Basic:
Average common shares outstanding	13,658,443	8,838,964

Total	13,658,443	8,838,964

Net Income	$11,218,789	$6,679,775

Per Share Amount	$0.82	$0.76

Diluted:
Average common shares outstanding	13,658,443	8,838,964
Net effect of dilutive stock options outstanding during the period — based on the treasury stock method	418,962	226,257

Total	14,077,405	9,065,220

Net Income	$11,218,789	$6,679,775

Per Share Amount	$0.80	$0.74